News

FOR IMMEDIATE RELEASE
Bank of Montreal Announces Increase to Preferred Share Issue
TORONTO, June 10, 2009 — Bank of Montreal (TSX, NYSE: BMO) today announced that as a result of strong investor demand for its previously announced domestic public offering of Non-Cumulative 5-year Rate Reset Class B Preferred Shares Series 23 (the “Preferred Shares”), the size of the offering has been increased to 14 million shares. The gross proceeds of the offering will now be $350 million. The offering will be underwritten on a bought deal basis by a syndicate led by BMO Capital Markets. The Bank has granted to the underwriters an option to purchase up to an additional $50 million of the Preferred Shares exercisable at any time up to two days before closing.
The Preferred Shares will be issued to the public at a price of $25.00 per Preferred Share and holders will be entitled to receive non-cumulative preferential fixed quarterly dividends for an initial five years, as and when declared by the board of directors of the Bank, payable in the amount of $0.3375 per Preferred Share, to yield 5.40 per cent annually.
Thereafter, the dividend rate will reset every five years to be equal to the 5-Year Government of Canada Bond Yield plus 2.41 per cent. Subject to certain conditions, holders may elect to convert any or all of their Preferred Shares into an equal number of Non-Cumulative Floating Rate Class B Preferred Shares Series 24 on February 25, 2015 and on February 25th of every fifth year thereafter. Holders of the Preferred Shares Series 24 will be entitled to receive non-cumulative preferential floating rate quarterly dividends, as and when declared by the board of directors of the Bank, equal to the then 3-month Government of Canada Treasury Bill yield plus 2.41 per cent.
The anticipated closing date is June 19, 2009. The net proceeds from the offering will be used by the Bank for general corporate purposes.
The Series 23 and Series 24 Preferred Shares have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, and may not be offered, sold or delivered directly, or indirectly, in the United States absent registration or an applicable exemption from the registration requirements. This news release shall not constitute an offer to sell in the United States.

For News Media Enquiries:
Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996

Ronald Monet, Montreal, ronald.monet@bmo.com (514) 877-1873
For Investor Relations Enquiries:
Steven Bonin, Toronto, steven.bonin@bmo.com (416) 867-5452
Andrew Chin, Toronto, andrew.chin@bmo.com (416) 867-7019
Internet: www.bmo.com